EXHIBIT 2.1.5

Summary of Letter of Intent

Pursuant to a Letter of Intent dated March 21, 2003, Flowray Inc. and Flowstar Technologies Inc. have given a private Canadian company a right of first refusal to engineer, supply or manufacture the DCR-900 product according to Flowray's specifications. This company has agreed to manufacture the DCR 900 for the material costs plus labor costs plus a management fee (adjusted for inflation annually). This company provides a trade secret technology which is incorporated in the design of Flowray's DCR-900 system. An additional fee is payable by Flowstar to this company for each unit sold using the company’s trade secret technology, wherever it is made Details of this company’s technology will be provided to a mutually agreeable trust agent, to be held in escrow and not disclosed to Flowray, except in certain specific circumstances designed to protect Flowray and Flowstar, such as bankruptcy of the private company, refusal by the company to manufacture Flowray’s products or to perform mutually agreed engineering on a product. Flowray has also given this company the right to distribute the DCR-900 product on the same terms and conditions as any other distributor. Where revisions to the turbine, electronics, housings or materials or labor result in cost savings, those savings will be split equally between Flowray and this company.

Flowray has also granted this company an irrevocable, exclusive license to use Flowray's technology related to differential pressure orifice plate system flow measurement, in oil field production well testing. The license will permit this company, for a nominal fee, to manufacture, market, and sell flow measurement products including the DCR-900 product, or sub-license or assign these rights, in markets other than turbine based flow measurement. The term of this license will continue for the life of Flowray’s patent. Flowray and this company have agreed not to compete in each other’s marketplaces. If however Flowray fails to purchase a minimum number of 100 units for the first two years, 200 units in year three and 300 units per year thereafter, then this company’s license to use Flowray's technology will be extended to its entire subject matter without any restriction on the market.

If Flowray is declared bankrupt, Flowray has agreed to assign to this company all its rights to the flow measurement technology, including patents and patent applications. If either of these two conditions should occur, Flowray would lose all rights to use the technology granted to this company and the Flowstar/Flowray business unit would likely cease. Flowray also granted this company a non-exclusive distributorship for the DCR-900 product.